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                                                                  Exhibit (a)(1)




                 [LETTERHEAD OF RELIASTAR FINANCIAL CORPORATION]





January 4, 2000

Mr. Ron Saunders, President
Global Employment Solutions, Inc.
c/o Charles Gwirtsman, Managing Director
KRG Capital Partners, L.L.C.
1515 Arapahoe Street
Tower One, Suite 1500
Denver, CO  80202


Re: 13.0% Senior Subordinated Note due 2005 (the "Note") with Detachable Warrant (the "Warrant") to purchase Common Stock of Global Employment Solutions, Inc. (the "Company"), (collectively the "Financing").


Dear Ron:

I am pleased to confirm that the Investment Committee of ReliaStar Financial Corporation ("ReliaStar") has authorized the purchase at par of $6,500,000 principal amount of the subject Note.

By this commitment, you and we agree to negotiate in good faith so as to execute the Note Agreement, and other agreements (collectively, the "Documentation") that will contain terms substantially in accordance with those principal terms summarized in Annex A attached. The Documentation will also contain such other terms and provisions as you and we find mutually agreeable.

However, we expressly reserve the right, prior to execution and delivery of the Documentation, to terminate our commitment upon written notice to you if:

         (i) Any statement made by or on behalf of the Company including, without limitation, any statement contained in any documents (including each financial statement) previously furnished to us by or on behalf of the
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                  Company, shall be incorrect or misleading in any material
                  respects as of the date of its issuance or making;

         (ii) There is any material adverse change in the business, properties, prospects, operations or condition, financial or otherwise of the Company or any material subsidiary from the financial statements as of September 30, 1999, furnished to ReliaStar by the Company (or its agent) and relied upon by ReliaStar in furnishing this commitment letter, including, without limitation, any actual or threatened action, suit or proceeding against or affecting the Company or any subsidiary at law or in equity or before any federal, state, municipal or other governmental department, board, bureau, agency or instrumentality, domestic or foreign, which if adversely decided might result in any material adverse change in the business, operations, or condition, financial or otherwise, of the Company or any material subsidiary;

         (iii) For any reason other than the negligence or bad faith of ReliaStar documentation acceptable to us is not executed by you and submitted to us for execution by April 30, 2000 (which date may be extended by, and only by, written notice of extension from ReliaStar to you);

ReliaStar shall not be liable for any damage or harm caused the Company by our termination pursuant to any of the foregoing paragraphs (i) through (iii). In addition, no course of dealing on our part nor any delay or failure on our part to exercise our right to terminate this commitment pursuant to any of the foregoing paragraphs (i) through (iii) shall operate as a waiver of such right or otherwise prejudice our exercise of such right at any time.

Processing Fee
--------------

The acceptance of this commitment will require the Company to pay $65,000 to ReliaStar. In addition, ReliaStar will require an additional fee of $65,000 at closing plus reimbursement for all "Eligible Costs" incurred through closing and for a period of 60 days thereafter.

         With respect to the Processing Fee:

         (a) If the Financing takes place, ReliaStar will retain the Processing Fee and will, in addition, be reimbursed by the Company for all "Eligible Costs'. Eligible costs are (i) ordinary and reasonable out-of-pocket expenses of, including its legal fees, necessary to process the application, perform due diligence, and structure and document the transaction; and
                  (ii) actual out-of pocket costs paid by ReliaStar to persons not associated with ReliaStar in connection with this commitment and the Documentation.

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         (b)      If the Financing fails to take place and such failure is not caused by actions of ReliaStar, ReliaStar will be entitled to retain the portion of the processing fee it previously received and reimbursement for all Eligible Costs to be paid upon termination of this commitment.

         (c) If the Financing fails to take place and such failure is caused by the actions of ReliaStar, that portion of the Processing Fee in excess of Eligible Costs incurred will be returned upon termination of this commitment.

         (d) The balance of the Processing Fee and reimbursement of Eligible Costs will be due at closing.

Break-Up Fee
------------

If the Financing fails to take place after this Commitment has been signed by the Company and such failure is the result of utilizing another capital source to provide the Financing, the Company will pay ReliaStar a break-up fee equal to 4% of the proposed financing amount and reimburse ReliaStar the Eligible Costs. This fee will apply for a period of one year after the date of the Commitment Letter.

Confidentiality of Commitment
-----------------------------

The terms of the commitment are confidential, and neither the contents of this letter nor the details of the commitment may be shown or disclosed by you or the Company except to those individuals at the Company or others who have a need to know as a result of being involved in the proposed transaction (such as the senior lenders, sellers and their attorneys).

Successors and Assigns
----------------------

As used herein, the terms "ReliaStar", "you", and "the Company" included the heirs, successors and assigns of such parties, except that neither you nor the Company have the right to assign your or its rights hereunder or any interest herein.

Modification
------------

No modification, rescission, waiver, release or amendment of any provision of this commitment may be made, except by written agreement signed by you, the Company and ReliaStar.

Entire Agreement:  Headings
---------------------------

The commitment constitutes the entire agreement and understanding between the parties hereto with respect to the Financing and supersedes all prior negotiations, understandings and agreements between such parties with respect to the proposed financing, including,

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without limitation, those expressed in any prior proposal letter delivered by
ReliaStar to you or the Company. Headings used in this letter are for convenience only and do not affect the construction of the Proposal.

Applicable Law
--------------

This commitment, and the transaction evidenced hereby, will be governed by, and construed under, the internal laws of Colorado, without regard to principles of conflicts of law, as the same may from time to time be in effect.

Expiration of Commitment
------------------------

This commitment will automatically expire, and be of no further force of effect, if (a) ReliaStar has not received from you a copy of this letter acknowledged and agreed by you in the space provided, on or before 5:00 p.m., CST, February 7, 2000 or (b) prior to any such receipt, ReliaStar, orally or in writing, gives notice of withdrawal hereof. All of the parties agree to use good faith efforts to close the proposed transaction as outlined in this commitment as soon as reasonably possible after acceptance of this commitment.

                                                Very truly yours,

                                                ReliaStar Financial Corporation

                                            By: /s/ Frank P. Pintens
                                                --------------------------------
                                                Frank P. Pintens




Acknowledged and agreed to:

Global Employment Solutions, Inc.


 By: /s/ Charles R. Gwirtsman                        Date: December 31, 2000
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